KIRKPATRICK & LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                                  Second Floor
                           Washington, D.C. 20036-1800


KATHY KRESCH INGBER, Esq.
(202) 778-9275
kreschkl.@kl.com

                                January 15, 1997

EDGAR FILING

Anthony A. Vertuno
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Annuity Investors(REGISTERED) Variable Account B File Nos. 811-08017 and 333-19725
                           ------------------------------------------------

Dear Mr. Vertuno:

         Pursuant to discussions with the staff, on behalf of Annuity Investors Life Insurance Company(R), we hereby request withdrawal of the registration statements on Form N-8A and Form N-4 filed by Annuity Investors Variable Account B ("Separate Account") on December 23, 1996, on the EDGAR system. The transmission was filed and accepted under CIK Number 0000944959, the CIK number assigned to Annuity Investors Variable Account A and was assigned accession numbers 0000898432-96-000554 and 0000898432-96-000555, respectively,

         The Separate Account's Form N-8A and Form N-4 were refiled and accepted under CIK Number 0001030213 (the CIK Number assigned to the Separate Account) on January 14, 1997. Except as to CIK Numbers, this transmission was exactly the same as that made on December 23, 1996. Our request for withdrawal of the prior filing is based on our understanding that this will enable the refiling to be treated as if filed on December 23, 1996. Our request for such treatment is currently being considered by the staff.

         Thank you for your prompt attention to this matter. Please call me at the above-referenced number if you have any questions or require additional information.

                                Very truly yours,

                                /s/ Kathy Kresch Ingber
                                -----------------------
                                Kathy Kresch Ingber

cc:      Bruce R. MacNeil, Esq.
         Michael Koffler, Esq.
         John P. Gruber, Esq.